09041335

OMMISSION
549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIVE ARROWS CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christa M. Schackert (212) 403-3689
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
JUN - 1 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM
8/3/09

OATH OR AFFIRMATION

I, Christa M. Schackert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Five Arrows Capital Markets LLC, as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

MARILOU P. REVENTAR
Notary Public, State of New York
No. 31-4994048
Qualified in New York County
Commission Expires July 30, 2010

Notary Public

Signature

Director of Finance - Controller

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Members of Five Arrows Capital Markets LLC:

We have audited the accompanying statement of financial condition of Five Arrows Capital Markets LLC (the Company), a wholly owned subsidiary of Rothschild Inc., as of March 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the fifteen-month period ended March 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Five Arrows Capital Markets LLC as of March 31, 2009, and the results of its operations and its cash flows for the fifteen-month period ended March 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 29, 2009

FIVE ARROWS CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Rothschild Inc.)

Statement of Financial Condition

March 31, 2009

Assets		
Cash	$	150,300
Total assets	$	150,300
Members' equity		
Members' interest	$	150,300
Total members' equity	$	150,300

See accompanying notes to financial statements.

FIVE ARROWS CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Rothschild Inc.)

Statement of Income

Fifteen-month period ended March 31, 2009

Revenues	$	—
Expenses		—
Net income	$	—

See accompanying notes to financial statements.

FIVE ARROWS CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of Rothschild Inc.)

Statement of Changes in Members' Equity

Fifteen-month period ended March 31, 2009

		ABN AMRO Incorporated	Rothschild Inc.	Total
Members' equity at January 1, 2008	$	75,150	75,150	150,300
Transfer of equity per discontinuance agreement paid on January 7, 2009		(75,150)	75,150	—
Net income		—	—	—
Members' equity at March 31, 2009	$	—	150,300	150,300

See accompanying notes to financial statements.

FIVE ARROWS CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Rothschild Inc.)

Statement of Cash Flows

Fifteen-month period March 31, 2009

Cash flows from operating activities:		
Net income	$	—
Net change in cash and cash equivalents		—
Cash and cash equivalents, beginning of year		150,300
Cash and cash equivalents, end of year	$	150,300

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

Five Arrows Capital Markets LLC (the Company, formerly ABN AMRO Rothschild LLC) is a limited liability corporation organized under Delaware law. On February 18, 2008, pursuant to a Discontinuance Agreement, the Rothschild Group and ABN AMRO announced the termination of their global joint venture which included the joint venture between Rothschild Inc. (RINC) and ABN AMRO Incorporated (AAI). Effective December 31, 2008, RINC had a 100% controlling interest of the Company after purchasing AAI's 50% interest. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Prior to 2008, the Company was involved in certain equity and debt securities underwriting activities, private placements of securities, and block purchases and sales of securities in the secondary market. The Company's involvement in these purchases consisted of entering into purchase commitments with issuers that were contingent upon the Members agreeing to purchase such securities from the Company and perform various obligations as specified in a "Securities Purchase Agreement" between the Company and the Members. These Security Purchase Agreements obligated the Members to perform various activities and created certain obligations including: purchasing of the securities being underwritten, affecting the public distribution of the purchased securities, confirming and settling securities transactions, and conducting secondary trading activities. The Securities Purchase Agreement also makes the Members joint and severally liable for the purchase commitments which transfer the principal risk of the unsold or unallocated securities from the Company to the Members.

Subsequent to the Discontinuance Agreement, it is RINC's expectation that the Company will engage in the activities noted above, should they arise.

As a result of the change in controlling interest of RINC, the Company has changed its year-end from December 31, 2008 to March 31, 2009 to align with its consolidating Parent company. As a result, these financial statements reflect the fifteen-month period from January 1, 2008 to March 31, 2009.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Revenue Recognition

Consistent with the terms of the Securities Purchase Agreements, the Company enters into purchase commitments only on the condition that the Members agree to buy such securities from the Company on the same terms that the Company purchased. While the Company purchases these securities from issuers at a discount, since the Company sells them on the

same terms to the Members, no revenue is recorded on these transactions in these financial statements. Revenues are recorded directly by the Members in their respective financial statements based upon the difference between the purchase price from the Company and the sales price to the public, less applicable expenses in accordance with industry standards. Revenues are split between the Members based upon predetermined percentages, which are dependent upon each Members' role in the issuance. For the fifteen-month period ended March 31, 2009, the Members (AAI and RINC) recognized revenues of $910,000 and $91,000, respectively, related to transactions in which the Company was the initial purchaser.

(c) Operating Expenses

The Members provide all services at no cost to the Company. Those services included: facilities, telecommunications, accounting, auditing, tax, record retention, personnel (compensation and related costs), and administrative services. Each member bore its own costs in connection with the services provided to the Company and incurred expenses based on its responsibilities under the Securities Purchase Agreements.

(d) Income Taxes

The Company is not a taxpaying entity for federal, state, or local income tax purposes. The Company's results from operations, if any, are included in the consolidated income tax return of the members.

(e) Cash

Cash represents cash deposited in banks. All of the Company's cash is held in an account at a major financial institution and, therefore, is subject to the credit risk of the financial institution.

(3) Related-Party Transactions

All transactions executed by the Company are Purchase Commitments. All Purchase Commitments have an underlying Securities Purchase Agreement, effectively transferring all rights and obligations of the Purchase Commitment jointly and severally to the Members.

For the fifteen-month period ended March 31, 2009, the Company did not enter into any new agreements to purchase additional securities from issuers or any new Securities Purchase Agreements with its Members.

(4) Income Taxes

There is no tax sharing agreement in place between the Company and the Members and no dividends have been paid. If the Company had been a separate taxable entity, the Company would have reported a current tax expense of $0 for the fifteen-month period ended March 31, 2009.

(5) Regulatory Requirements

The Company is subject to the net capital requirements of Rule 15c3-l of the Securities Exchange Act of 1934 and is required to maintain minimum net capital of $100,000. At March 31, 2009, the

(Continued)

Company maintained regulatory capital of $150,300, which was $50,300 in excess of its required net capital.

(6) Legal Proceedings

There are no legal proceedings which, in the opinion of management and counsel, would have a material impact on the financial statements.

Schedule I

FIVE ARROWS CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Rothschild Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2009

Total member's equity	$	150,300
Deductions and/or charges:		
Total nonallowable assets included in statement of financial condition		—
Other deductions and/or charges		—
Total deductions and/or charges		—
Net capital		150,300
Computation of basic net capital requirement:		
Minimum dollar capital requirement of reporting broker or dealer exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i)		100,000
Net capital requirement		100,000
Net capital in excess of minimum requirement	$	50,300

Statement pursuant to paragraph (d)(4) of Rule 17a-5:
There are no material differences between the above computation of Net Capital under Rule 15c3-1 and that filed with the Company's unaudited March 31, 2009 FOCUS Report (Form X-17a-5) on April 23, 2009.

See accompanying independent auditors' report.

Schedule II

FIVE ARROWS CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of Rothschild Inc.)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

March 31, 2009

The Company claims an exemption from SEC Rule 15c3-3 as of March 31, 2009 based upon Section (k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

See accompanying independent auditors' report.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5

The Members of Five Arrows Capital Markets LLC:

In planning and performing our audit of the financial statements of Five Arrows Capital Markets LLC (the Company), a wholly owned subsidiary of Rothschild Inc., as of and for the fifteen-month period ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 29, 2009

KPMG

FIVE ARROWS CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Rothschild Inc.)

Financial Statements and Schedules

March 31, 2009

(With Independent Auditors' Report Thereon)